Exhibit 11

Computation of Diluted Earnings Per Share (Unaudited)

	Year ended December 31
	2002	2001	2000
	(In Millions, Except Share and Per Share Data)
Earnings:
Net income (loss)	$65.8	$(337.7)	$110.6
Shares:
Weighted average number of
Shares of common stock outstanding	33,468	31,052	30,439
Weighted average additional shares
Assuming conversion of stock options (1)	875	—	1,137

Shares—diluted basis	34,343	31,052	31,576
Diluted earnings (loss) per share	$1.92	$(10.86)	$3.50

(1)	The weighted average additional shares of 77.0 thousand for the year ended December 30, 2001, assuming conversion of stock options, were not included in the computation of diluted earnings per share because to do so would have had an antidilutive effect on the computation.